Exhibit 99.1

SINA Announces Management Appointments

SHANGHAI, Feb. 19, 2013/PRNewswire/—SINA Corporation (NASDAQ GS: SINA), a leading online media company serving China and the global Chinese communities, today announced the promotion of its Chief Operating Officer (“COO”) Hong Du to the position of COO and Co-President, and the appointment of Jack Xu to the position of Chief Technology Officer (“CTO”) and Co-President.

“I am very excited about these appointments.  Ms. Du has played a vital role in SINA’s success over the past years.  I hope this promotion will give her the opportunity to make an even greater contribution and prepare SINA for new areas of growth,” said Charles Chao, CEO and Chairman of SINA.  “I am also thrilled to have Mr. Xu on board.  He brings a strong track record of technological innovation and business management and will add great value to SINA in enhancing our overall product and technological capabilities.  With these management appointments, I believe SINA will be able to compete in China’s online advertising, social networking and mobile Internet spaces with even greater focus and agility.”

Mr. Xu recently joined the Company from Cisco as Corporate Vice President of the Communications & Collaboration business unit.  Prior to Cisco, Mr. Xu served as Vice President of Engineering & Research at eBay and CTO at Netease.  He led the Excite’s search engine development in 1996, while pursuing a Ph.D. at the University of California at Berkeley.   Mr. Xu holds a B.A. and M.A. in Information Management from Sun Yat-Sen University.

About SINA

SINA is an online media company serving China and the global Chinese communities.  Our digital media network of SINA.com (portal), SINA.cn (mobile portal) and Weibo.com (social media) enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region specific websites and a range of complementary offerings.  SINA.cn provides information and entertainment content from SINA portal customized for WAP users.  Based on an open-platform architecture to host organically developed and third-party applications, Weibo.com is a form of social media, featuring micro-blogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release).  SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to:  SINA’s limited operating history in certain new businesses; the current global financial and credit market crisis and its impact on the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and MVAS for a majority of its revenues; any failure to successfully develop, introduce, drive adoption of or monetize new features and products, including Weibo.com and MVAS products; the Company’s reliance on mobile operators in China to provide MVAS, changes in mobile operators’ policies for MVAS in China; any failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and any failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2011 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn